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FOR IMMEDIATE RELEASE       NASDAQ: CRME    TSX: COM

CARDIOME AND ASTELLAS ANNOUNCE POSITIVE
RESULTS FROM SECOND PHASE 3 TRIAL

Vancouver, Canada, and Deerfield, Illinois, September 29, 2005 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) and its co-development partner Astellas Pharma US, Inc. today announced results from their recently completed 276-patient atrial arrhythmia Phase 3 clinical study, called ACT 3. The study achieved its primary endpoint, showing that of the 170 patients with recent-onset atrial fibrillation (AF), 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.0001) . These percentages are identical to those reported in the first pivotal Phase 3 study, ACT 1.

The ACT 3 study data suggests that RSD1235 was generally well-tolerated in the targeted patient population. In the 30 day interval following drug administration, serious adverse events occurred in 13% of all placebo patients and 10% of all patients dosed with RSD1235. Potentially drug-related serious adverse events occurred in 1% of placebo patients and 2% of patients receiving RSD1235. There were no cases of drug-related “Torsades de Pointes”, a well-characterized arrhythmia which is an occasional side effect of many current antiarrhythmic drugs.

In the overall AF study population (AF duration of 3 hours to 45 days), 41% of patients who were dosed with RSD1235 experienced termination of AF, as compared to 4% of placebo patients (p<0.0001) . In the longer-term AF population (AF duration of more than 7 days but less than 45 days), 9% of patients who were dosed with RSD1235 had their AF terminated, as compared to 3% of placebo patients. In the atrial flutter population (9 subjects received placebo and 14 received RSD1235), 7% of those who were dosed with RSD1235 experienced conversion to normal heart rhythm, as compared to 0% of placebo patients.

In the recent-onset AF patients dosed with intravenous RSD1235 who converted to normal heart rhythm within 90 minutes, the median time to conversion was 8 minutes from the initiation of dosing. This result also compares well with ACT 1 study data.

“We are once again pleased to see clear and decisive results from our RSD1235 IV clinical program, in particular the consistency of these results with our previous studies.” stated Bob Rieder, President and CEO of Cardiome. “With the ACT 1 and ACT 3 studies now completed, we look forward to working with our partner Astellas toward submitting an NDA for RSD1235 IV.”

ACT 3 was designed to measure the safety and efficacy of intravenous RSD1235 in 276 patients with atrial arrhythmia. The study looked at three sub-groups of patients, including 170 patients with recent-onset AF (more than 3 hrs but less than 7 days), 69 patients with longer-term AF (more than 7 days but less than 45 days) and 23 patients with atrial flutter. A total of 14 patients were not dosed or could not be confirmed to be in atrial fibrillation or atrial flutter at the time of dosing and were therefore unevaluable. The primary endpoint in ACT 3 was conversion of recent-onset AF to normal heart rhythm for a period of at least 1 minute post-dosing within 90 minutes of the start of dosing. The study was initiated in July 2004, and was carried out in over 50 centers in the US, Canada, South America and Europe. Co-chairs of the study steering committee were Dr. Denis Roy from the Montreal Heart Institute and Dr. Craig Pratt from the Methodist Hospital. The independent Data Safety Monitoring Board was chaired by Prof. John Camm of St. George’s Hospital, London U.K.

“We are encouraged with the results of the ACT 3 trial,” stated Makoto Nishimura, Ph.D., President and CEO of Astellas Pharma US, Inc. “The outcome of the ACT 3 trial provides additional support to the ACT 1 results and represents a positive step in the development of RSD1235 IV.”

In October 2003, Cardiome granted Astellas’ predecessor Fujisawa Healthcare, Inc. an exclusive license to develop and commercialize the intravenous formulation of RSD1235 in North America. The companies will co-develop RSD1235 IV to NDA, with Astellas responsible for 75% of development costs. Cardiome has retained all rights to the intravenous formulations outside of Canada, U.S. and Mexico, and has also retained worldwide rights to oral RSD1235 for the prevention of AF.

Atrial fibrillation is an abnormal heart rhythm that affects the atria of the heart, lowering the heart’s pumping capacity. Immediate symptoms are breathlessness and fatigue. Long-term effects include increased risk of both stroke and congestive heart failure. In 2002, there were over 7 million cases of atrial arrhythmia in the developed world.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). RSD1235 also has a potential application as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Top-line results from ACT 1, the first of three Phase 3 trials for RSD1235 IV, were released in December 2004 and February 2005.

Cardiome recently completed a Phase 2 clinical trial evaluating the safety and effectiveness of oxypurinol, a xanthine oxidase inhibitor, for the treatment of congestive heart failure (CHF). CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Top-line results from this trial were negative. Cardiome is in the process of analyzing the entire data package from the trial prior to making any decision regarding the program.

Cardiome recently announced that it has executed a letter of intent to acquire Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

About Astellas
Astellas Pharma US, Inc., a US subsidiary of Tokyo-based Astellas Pharma Inc., is a research-based pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. Established on April 1, 2005, the company was formed through a merger that combined the outstanding research, development and marketing capabilities of Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd. Astellas ranks among the top 20 pharmaceutical companies in the world and will continue to grow as a competitive company in the world pharmaceutical market. For more information on Astellas Pharma US, Inc., go to www.astellas.com/us.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
Cardiome Pharma Corp.	Cardiome Pharma Corp.
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Maribeth Landwehr
Assistant Director of Corporate Communications
Astellas US LLC
(847) 317-8988

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Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.